Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Paris Re Holdings Limited
(Commission File No. 021-98562)
Proposed PartnerRe acquisition of PARIS RE July 6, 2009 3.00pm (Paris) — 2.00pm (London) — 9.00am (New York)

Agenda 1. Transaction 3 1.1 Transaction Overview 4 1.2 Transaction Impact: enhanced risk-adjusted returns 6 2. Combined Company 7 2.1 Combined Company will be a leading global reinsurer 8 2.2 Enhanced Financial Strength and Flexibility 9 2.3 Enhanced Diversification Increases Stability 10 2.4 High Quality Investment Portfolio 12 3. PartnerRe share price performance 13 3.1 Analysts’ Comments and Consensus 14 3.2 A Dynamic Stock 15 4. Conclusion 16 ©

1. Transaction

1. Transaction 1.1 Transaction overview (1/2) Structure • Stock-for-stock acquisition • Block purchase for majority stake (approximately 57% coming from 6 pre-IPO investors) • Exchange offer for remaining shares • Compulsory merger (per Swiss corporate law) when PartnerRe ownership exceeds 90% of the outstanding shares of PARIS RE Pre closing distribution • Immediately before the closing of the block purchase, cash distribution of the CHF equivalent of US $3.85, or approximately US $323million (US $310 million without treasury shares) to PARIS RE shareholders Exchange ratio • 0.30 PartnerRe common shares for each PARIS RE common share • Fixed exchange ratio subject to adjustment based on the parties’ relative tangible book value divergence • Transaction concluded at attractive conditions for PARIS RE shareholders. Based on a PartnerRe’s share price of US $64.60 on July 3, 2009, the offer values the stock at US $23.23 (US $64.60*0.3 + US $3.85), compared to the PARIS RE’s closing price of EUR12.30 (US $17.22) on the same day, which corresponds to a premium of roughly 35%. Tangible book value per share was US $22.49 as of March 31, 2009. . Deal value • Total value of approximately US $2.0 billion

1. Transaction 1.1 Transaction overview (2/2) Pro forma ownership of the combined entity (fully diluted) • 69% by existing PartnerRe shareholders • 31% by existing PARIS RE shareholders Approvals • PartnerRe and PARIS RE shareholder approvals (block sellers have agreed to vote in favour of the deal) • Customary regulatory and anti trust approvals Expected closing • 4Q09 close of block purchase • 1Q10 close of the exchange offer

1. Transaction 1.2 Transaction Impact: enhanced risk-adjusted returns Enhanced strategic and financial positionning • Position the combined entity among the top-five reinsurers in terms of capital • Give opportunities for further growth through increased line sizes and limits Significant diversification benefits • Broader product spread: facultative, non-peak cat and emerging markets • Increased size and balance = greater opportunity to add risks efficiently as and when conditions improve Enhanced shareholder value • Attractive offer for PARIS RE shareholders: 35% premium, cash event, future participation in PartnerRe growth story, materially enhanced liquidity of shares Low to moderate integration risk • Compatible cultures • Extensive due diligence and analysis performed on both sides

2. Combined Company

2. Combined Company 2.1 Combined company will be a leading global reinsurer Book Total AM Value Capital1 Best S&P Moody’s Fitch Rank Group (most recent quarter) 1 Berkshire Hathaway2 51,000 51,000 A ++ AAA Aa 1 AAA 2 Munich Re 28,741 36,845 A + AA — Aa 3 AA — 3 Swiss Re3 18,822 26,099 A A + A 1 na 4 Hannover Re 3,934 6,605 A AA — na na Pro Forma 5,505 6,530 A + AA — Aa 3 AA 5 Everest Re 5,040 6,058 A + A + Aa 3 AA — 6 SCOR 4,740 6,049 A- A A 2 A 7 Axis Capital 3,993 4,992 A A + A 2 na 8 PartnerRe 3,762 4,795 A + AA — Aa 3 AA 9 Arch Capital 3,305 4,030 A A A 2 A + 10 Transatlantic 3,321 4,018 A A + Aa 3 na Paris RE 2,045 2,045 A — A- na na 1 Includes preferred equity and total debt 2 Per Company filings, statutory surplus of Berkshire Hathaway’s insurance businesses was approximately US $51 billion at December 31, 2008 3 Includes announced sale of CHF3.0 billion in convertible perpetual capital instruments to Berkshire Hathaway

2. Combined Company 2.2 Enhanced financial strength and flexibility* As Reported As Reported PartnerRe Paris RE * Pre- close Increase/ 03/31/09 03/31/09 Dividend Total (Decrease) Investments, cash and cash equivalents 11,402 2,724 (310) 13,816 Funds held by reinsured companies 753 2,330 – 3,083 Other reinsurance balances 2,287 1,243 – 3,530 Goodwill and intangibles 430 194 – 624 Other assets 1,403 244 – 1,647 Total Assets 16,275 6,735 (310) 22,700 39% Unpaid losses and loss expenses and policy benefits 8,815 3,222 – 12,037 Other reinsurance balances 1,924 1,149 – 3,073 Debt 521 – – 521 Other liabilities 733 319 – 1,052 Total Liabilities 11,993 4,690 – 16,683 39% Preferred equity 520 – — 520 Common equity 3,762 2,045 (310) 5,497 46% Total Shareholders’ Equity 4,282 2,045 (310) 6,017 41% Total Liabilities & Shareholders’ Equity 16,275 6,735 (310) 22,700 39% Total Capital 4,795 2,045 (310) 6,530 36% * For illustrative purposes only. Do not include purchase GAAP adjustment A 9

2. Combined Company 2.3 Enhanced diversification increases stability (1/2) • Facultative book enhances Specialty capabilities • Controllable integration of Catastrophe book • Strong Global book, including Emerging Markets • More short tail business in the near term PartnerRe + PARIS RE = Combined 15% 10% 6% 13% 12% Business Lines 19% 6% 5% Catastrophe 2% US Property 14% 12% 5% US Casualty 42% US Specialty 29% 5% 32% 6% Global P&C 7% Global Specialty 20% 21% Life 19% US $ 4.0 bn US $ 1.4 bn US $ 5.4 bn

2. Combined Company 2.3 Enhanced diversification increases stability (1/2) 6% 2% 7% 6% 3% 4% 7% 5% Geography 9% Europe 41% 46% 45% N. America 42% Asia, Aus & NZ Caribbean & LA 41% Africa & Middle East 36% PartnerRe + PARIS RE = Combined 4% 10% Treaty Type 25% 27% Proportional 28% Non-Proportional 33% Facultative 57% 68% 48% US $ 4.0 bn US $ 1.4 bn US $ 5.4 bn

2. Combined Company 2.4 High quality investment portfolio 5.6% 8.2% 6.9% 14.1% 5.9% Asset Type 3.6% 9.0% 7.9% AAA 5.1% 42.0% AA 51.8% A 55.9% 17.1% 17.7% BBB 19.0% Equity & Other Cash & Short-Term 5.4% 8.6% 16.2% PartnerRe + PARIS RE = Combined 4.2% 2.3% 0.8% 3.2% Asset Allocation 14.3% 19.5% 29.7% 31.6% 26.8% 36.1% Corp Bonds Gov Bonds 14.5% 8.2% Agency Bonds Cash, Cash Equivalents 5.6% 4.8% Short-term Inv. 0.7% Mortgage/ABS 32.9% 32.0% 32.6% Other US $ 11.4 bn US $ 4.8 bn US $ 16.2 bn

3. PartnerRe share price performance

3. PartnerRe share price performance

3.1 Analysts' comments and consensus

Analyst coverage and estimates

Broker	Date	Reco	Target price
Barclays Capital	5/14/09	Buy	77.00
Citi	4/29/09	Buy	78.00
RBC Capital Markets	4/28/09	Buy	76.00
IIR Group	4/7/09	Buy	73.57
Goldman Sachs Resear	2/27/09	Hold	78.00
Soleil Securities	2/4/09	Buy	85.00
Credit Suisse	2/3/09	Buy	82.00
Keefe, Bruyette & Wooc	2/2/09	Buy	79.00
J.P.Morgan Securities E	12/31/08	Buy	92.00
Stifel Nicolaus and Com	4/28/08	Buy	80.00
Fox-Pitt Kelton Cochran	10/23/07	Buy	90.00
Average			**$80.97**
Upside on current share price			*25%*
Share price as of July 2, 2009			$64.60

"We believe the company remains on track to deliver a 15%+ ROE and solid book value growth in an environment characterized by improving prices and margins. We find shares attractive at approximately 1.0x book value and see scope for modest multiple expansion as top line visibility improves." *RBC Capital Markets, 04/28/09*

"PartnerRe's conservative reserving policies cause it to produce among the most stable earnings in its Bermuda peer group. However, this stability comes at the cost of lower ROE when compared with the same peers. We believe its earnings have greater-than-average consistency compared with its reinsurance peers, and the potential for higher than typical earnings given better pricing in the reinsurance market could produce substantial book value growth. Furthermore, we believe that management does a superior job of managing and ensuring non correlation of risks." *Citi, 04/29/09*

Last 12 months brokers consensus



$90
$87
$84
$81
$78
$75
100%
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60%
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0%
17%
17%
8%
8%
8%
7%
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7%
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82%
83%
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92%
92%
92%
93%
93%
93%
93%
93%
93%
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Buy
Hold
Sell
Target price in $

"… We believe the PRE stock is attractively valued and is a low risk way of investing in stronger pricing in the reinsurance space. PartnerRe with its strong balance sheet, high quality investment portfolio, strong management team, excess reserves and superior AA ratings, should benefit from higher pricing and higher reinsurance demand." *Credit Suisse, 4/27/09*

"We view the company as having more sustainable book value growth than peers, owing to both a healthy capital base and sufficient portfolio size to keep capital utilization high (even adjusting for underwriting conditions). We still believe the merits of a globally-diversified portfolio more than compensate for catastrophe risk inherent in reinsurance, and are helped by potentially improving fundamentals. Medium-term multiple absolute and relatively expansion seems possible given the growth in book value, stable portfolio returns, global exposure, low credit exposure, and continued further favorable reserve development. *JP Morgan, 4/28/08*

Source: Factset as of 7/2/09, broker reports, Bloomberg.

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3. PartnerReshare price performance 3.2 A dynamic stock Price (US $ 12 months rolling) • High US $76.96 • Low: US $47.70 • Market Cap. US $3,707m Outstanding shares • 57.388m diluted Average daily volume • 520K shares

4. Conclusion

4. Conclusion Since 2006, PARIS RE has positioned itself very well with a well articulated strategy and a good track record of performance, including high capital distributions to shareholders. PARIS RE is proud to be combined with a leading reinsurance group — PartnerRe — to create a combination resulting in a top player in our industry, active in all lines of business and all markets. Transaction concluded at attractive conditions for PARIS RE shareholders. Based on a PartnerRe’s share price of US $64.60 on July 3, 2009, the offer values the stock at US $23.23 (US $64.60*0.3 + US $3.85), compared to the PARIS RE’s closing price of EUR12.30 (US $17.22) on the same day, which corresponds to a premium of roughly 35%. Tangible book value per share was US $22.49 as of March 31, 2009. Trading into the highly liquid PartnerRe stock resolves the liquidity issue of the PARIS RE share. We are convinced that the combined entity will offer excellent value to its shareholders and first-class service and capacity with unquestionable financial security to its clients.

Questions & Answers investor.relations@paris-re.com media.relations@paris-re.com

Cautionnary Statement & Important Disclosures Cautionary Statement Regarding Forward-Looking Statements This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements. PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts. Additional Information and Where to Find It If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org). Important Information for Investors and Shareholders This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

Contact & Information Pierre Mas VP Investor Relations Poststrasse 30, Postfach 851 — CH-6301 Zug 39, rue du Colisée — F-75008 Paris +41 41 727 51 57 +33 1 56 43 88 01 pierre.mas@paris-re.com investor.relations@paris-re.com